

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2007

G. Darcy Klug
Omni Energy Services Corp.
4500 N.E. Evangeline Thruway
Carencro, Louisiana 70520

> **Re: Omni Energy Services Corp.**
> **Post-effective amendment to Form S-1 on Form S-3**
> **Filed June 29, 2007**
> **File No. 333-131696**
> **Form 10-Q for the period ended March 31, 2007**

Dear Mr. Klug:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment to Form S-1 on Form S-3

We have limited our review of this filing to compliance with our comment below on your Form 10-Q.

Form 10-Q for the period ended March 31, 2007

We have limited our review of this filing to the issues raised below. As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Controls and Procedures

1.   We note that you identified a material weakness in the Company's internal control over financial reporting in your Form 10-K. Consequently, your "Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were not effective." However, you fail to state a conclusion as to the effectiveness of your controls as of the period ended March 31, 2007. Revise to set forth the determination of the CEO and CFO as required by Item 307 of Regulation S-K.

In that regard, we note that your "management, with the oversight of the Audit Committee, believes [that] it has addressed the material weaknesses."   However, we also note that you feel "that [you] are making significant progress in remediating the material weakness identified at December 31, 2006." These statements add confusion as to whether or not your disclosure controls are effective as of March 31, 2007**.** Delete or revise these statements so that they are consistent with the conclusion regarding the effectiveness of your controls.

2.   You state that there have been no changes in your internal controls over financial reporting.   Revise to reconcile that statement with the statements quoted above.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Lisa Mazur at (202) 551-3466 or, in her absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Lisa Mazur
Via Facsímile:
David Taylor
 Locke Liddell & Sapp
 (713) 223 – 3717